# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clene Inc., CIK 0001822791
CUSIP: G8959N130
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6550 SOUTH MILLROCK DRIVE, SUITE G50, SALT LAKE CITY, Utah (UT), 84121
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001835544

## Reporting persons
- Ugwumba Chidozie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,351,071; shared voting power 0; sole dispositive power 1,351,071; shared dispositive power 0; aggregate amount beneficially owned 1,351,071 (9.7% of the class)
  Comment: With regard to the number of shares reported in response to (5), (7), and (9) above, the number represents (i) 176,713 shares of Common Stock of the Issuer, (ii) 375,000 shares of Common Stock issuable upon exercise of Tranche A Warrants that are immediately exercisable, (iii) 375,000 shares of Common Stock issuable upon exercise of Tranche B Warrants that are immediately exercisable, and (iv) 424,358 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant that is immediately exercisable. The foregoing is based on 12,778,307 shares of the Issuer's Common Stock issued and outstanding, as represented in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.

## Item 1. Issuer
Name of issuer: Clene Inc.
Address of issuer's principal executive offices: 6550 SOUTH MILLROCK DRIVE, SUITE G50, SALT LAKE CITY, UTAH, 84121.

## Item 2. Person Filing
Name of person filing: Chidozie Ugwumba
Address of principal business office or, if none, residence: c/o SymBiosis Capital Management, LLC 609 SW 8th St., Suite 510, Bentonville, AR 72712
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned: 1,351,071
Percent of class: 9.7%
Sole power to vote or to direct the vote: 1,351,071
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,351,071
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ugwumba Chidozie: /s/ Chidozie Ugwumba, Reporting Person (05/15/2026)